U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 10-SB

                                 AMENDMENT 2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES ACT OF 1934


                              FIRST IMPRESSIONS
             __________________________________________________
               (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                                            88-0475756
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)


                       1601 E. Flamingo Rd, Suite 18B
                           Las Vegas, Nevada 89119
       _______________________________________________________________
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                               (702) 866-5834
                         (ISSUER'S TELEPHONE NUMBER)

                                 Copies To:
                         Donald J. Stoecklein, Esq.
                         Stoecklein Law Group, APLC
                                Emerald Plaza
                        402 West Broadway, Suite 400
                         San Diego, California 92101
                 Telephone (619) 595-4882 Fax (619) 595-4883

Securities to be Registered Under Section 12(b) of the Act:

                                    None

Securities to be Registered Under Section 12(g) of the Act:

                                Common Stock
                               $.001 Par Value
                              (Title of Class)

PART I.
ITEM 1.    DESCRIPTION OF BUSINESS                                        2
ITEM 2.    PLAN OF OPERATION                                             11
ITEM 3.    DESCRIPTION OF PROPERTY                                       12
ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
           OWNERS AND MANAGEMENT                                         13
ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS 13
ITEM 6.    EXECUTIVE COMPENSATION                                        14
ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED
           TRANSACTIONS                                                  15
ITEM 8.    DESCRIPTION OF SECURITIES                                     15

PART II.
ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
           AND OTHER SHAREHOLDER MATTERS                                 16
ITEM 2.    LEGAL PROCEEDINGS                                             16
ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                 17
ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES                       17
ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS                     18
PART F/S   19

PART III.
ITEM 1.    INDEX TO EXHIBITS                                             20

                                   PART 1

ITEM 1

     In this registration statement references to "we," "us," "Company," and "our" refer to First Impressions.

                         FORWARD LOOKING STATEMENTS

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "intend," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within First Impressions control. These factors include but are not limited to economic conditions generally and in the industries in which First Impressions may participate; competition within First Impressions chosen industry, including competition from much larger competitors; technological advances and failure by First Impressions to successfully develop business relationships.

                         DESCRIPTION OF THE BUSINESS

GENERAL

     First Impressions, a development stage company, is filing this Form 10-SB on a voluntary basis in order to make First Impressions' financial information equally available to any interested parties or investors and meet certain quotation requirements for publicly traded securities on the National Association of Securities Dealers' (NASD), Over-the-Counter Electronic Bulletin Board (OTC:BB). We plan to contact an authorized OTC:BB market maker for sponsorship of our securities on the OTC:BB.

BUSINESS DEVELOPMENT

Form And Year Of Organization

     First Impressions was organized October 18, 2000 as a Nevada corporation, and has a limited operation history. We were organized to develop a business as an online retailer and distributor of perfume fragrances, bath products and related products specifically designed for First Impressions. In an effort to achieve our business goals we have pursued the following objectives:

*    Formed First Impressions as a Nevada corporation.
*    Obtained the Business License for First Impressions.
*    Obtained Taxing authority approval for the business of First
     Impressions.
*    Set up the Company on a payroll service.

*    Obtained a URL under the name: first2impress.com
* Commenced creation of the Website, inclusive of a mastercard, visa, American Express, and Discover Card shopping cart.
* Executed a contract with Desert Health Products for purposes of providing First Impressions with the ability to create products, package the products, and ship the products.
* Established certain types of products, with completed prototypes under the Desert Health Products contracts, in addition to pursuing certain focus group analysis as to a select exclusive fragrance to be the primary fragrance for First Impressions.
* Filed and funded a registered offering pursuant to the Nevada Revised Statutes, NRS 90.490.
*    Completed an Audit of First Impressions
*    Filed a Form 10-SB with the Securities and Exchange Commission

Any Bankruptcy, Receivership, Or Similar Proceeding

     There have been no bankruptcy, receivership or similar proceedings.

Any Material Reclassification, Merger, Consolidation, Or Purchase Or Sale Of A Significant Amount Of Assets Not In The Ordinary Course Of Business

     There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF THE COMPANY

Principal Products Or Services And Their Markets

     First Impressions intends to be an online retailer and distributor of perfume fragrances, bath products and related products specifically designed for First Impressions. Our goal is to operate an online store that specializes in the sale of fragrances, fragrance related products and bath and body products on a retail and wholesale basis. The business-to-business component of the online store is intended to offer products on a wholesale basis to the market of smaller specialty retailers. Users will be able to browse and locate products. The online store, domain name - first2impress.com, will offer personalized customer service, secure ordering, numerous shipping options and fast delivery. As of the date of this filing our website is not yet operational.

     To effectuate the business plan of the Company, we executed an agreement on October 18, 2000 with Desert Health Products, Inc., which provides for the licensing, manufacturing and distribution of First Impressions' products until termination in December of 2010. The agreement provides for a price to be paid to Desert Health Products, of the cost of production, including a reasonable allowance for overhead, plus 30%, which also provides for a price increase every six (6) months. There were no up front licensing fees. The agreement further provides for termination prior to its expiration, by either party for the following reasons:

* Upon the bankruptcy or liquidation of the other party, whether voluntary or involuntary;

*    Upon the other party taking the benefit of any insolvency law;
* Upon the other party having or applying for a receiver appointed for either party;
*    For cause, and/or
* For early termination in the event First Impressions fails or refuses to cooperate with Desert Health Products, fails or refuses to make timely payment of the compensation required by the agreement. In addition, upon early termination, all invoicing shall become immediately due and payable and/or deliverable.

      Under the contract and relationship established between Desert Health Products and First Impressions, we have the ability to choose the fragrance desired by First Impressions, and utilize the fragrance in the various products, which Desert Health Products already produces with different fragrances, thus establishing an exclusive product for First Impressions. Under the agreement, the fragrance formula is a one of a kind specially formulated fragrance selected by First Impressions and to be utilized exclusively by First Impressions in various forms of perfumes and related products. Additionally, Desert Health Products has agreed to handle all packaging and shipping for First Impressions.

Industry Background

     The Internet has emerged as a global medium, enabling millions of people to share information, communicate and conduct business electronically. This medium of communication and marketing represents an opportunity for businesses to advertise and sell products online to both consumers and businesses.

     The traditional retail fragrance industry is fragmented with different competitive strategies used throughout. The industry includes upscale department stores which compete based on advertising and promotions not on price, specialty retailers which compete based on pricing, and mass-market retailers and drug stores which emphasize convenience purchasing.

     We believe that traditional fragrance retailers face a number of challenges in providing a satisfying shopping experience for consumers:

  * The amount of product inventory that a traditional retailer can carry in a store is constrained by the store's physical space, thereby limiting selection.

  * Limited shelf space and store layout constraints limit the merchandising flexibility of traditional retailers.

  * Due to the significant costs of carrying inventory in multiple store locations, traditional retailers focus their product selection on the most popular products that produce the highest inventory turns, thereby further limiting consumer selection.

     In addition, we believe that many consumers find the fragrance shopping experience, especially at large department stores, to be time-consuming, inconvenient and unpleasant due to factors such as location, product selection, and high pressure sales tactics.

     At the wholesale level, manufacturers of designer fragrances have restricted their direct sales primarily to upscale department stores and larger specialty stores. Smaller specialty retailers have traditionally obtained high demand fragrance products from secondary sources and direct distributors who principally resell products purchased directly from fragrance manufacturers and foreign sources.

     The characteristics of the Internet provide a number of advantages for retail and wholesale fragrance sellers. Online sellers are able to display a larger number of products than traditional store-based or catalog sellers at a lower cost. In addition, online sellers such as Ashford.com are able to frequently adjust their featured selections, editorial content and pricing, providing significant merchandising flexibility. Online sellers also benefit from the minimal cost to publish on the Web, the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional channels, online sellers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing cost of catalogs. Online sellers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services. Our belief is that brand loyalty is a primary factor influencing a fragrance purchase, and a customer's presence at the point-of-sale and ability to physically sense the fragrance product is not deemed to be critical to the purchasing decision.

Markets And Marketing

First Impressions does not currently market any of its products; however we plan to implement a comprehensive campaign to market and promote First Impressions. Our marketing and promotion strategy is designed to:

  *    build First Impressions brand recognition;

  * create consumer traffic to our soon to be created website under the domain name of first2impress.com;

  *    convert browsers into buyers; and

  *    build loyal customer relationships and maximize repeat purchases.

     We intend to commence our targeted advertising and marketing campaign to increase awareness of First Impressions brand and to acquire customers through multiple channels, including traditional and online advertising, direct marketing acquired customer lists of various hair salons, and expanding the scope of our strategic relationships. We believe that the use of multiple marketing channels will reduce reliance on any one source of customers and maximize our brand awareness.

     In addition to the specific strategies discussed below, we intend to maximize the lifetime value of our customers by focusing on customer care, satisfaction and retention.

     Online Advertising. We plan to engage in targeted online advertising to promote First Impressions brand name and product offerings. We plan to pursue agreements with major portals, including AOL, AltaVista, Excite@Home, Lycos, MSN and Yahoo, to feature First Impressions in the shopping, beauty and other relevant areas on these portals. These agreements should provide us with a prominent position in the home-related shopping areas of these major portals and access to the majority of "fragrance" search keyword inventory. At this time we do not have any agreements or arrangements with these portals.

     Traditional Advertising. We believe we will benefit by utilizing an offline advertising campaign. Offline campaigns are designed to not only increase awareness of First Impressions, but also increase the productivity of our online and direct marketing efforts as well. An integrated multimedia advertising campaign includes television, radio, print, outdoor and event-based advertising. As a result of the increase costs associated with this form of advertising, we do not anticipate utilizing the traditional advertising until either revenues are generated from other forms of advertising or additional equity or debt financing is achieved.

     Direct Marketing And Promotion. As an online retailer and distributor of a perfume fragrance and related products our customer database is anticipated to grow. We will continuously gather data about our customers' purchasing preferences and habits in an effort to increase repeat business. We intend to maximize the value of this information by delivering meaningful information and special offers to our customers via email and other means. The direct marketing effort occurs as the result of establishing a relationship with the customer, which has been acquired generally through non-direct means of advertising such as online advertising. Once the online advertising has assisted in establishing the customer, we intend to pursue direct marketing efforts to that customer through mail-outs and emails. These mail-outs and emails will provide steady customers with periodic specials, not otherwise offered to first time shoppers. Additionally, First Impressions may market through existing beauty salons on a wholesale basis. As a result of our present managements experience and connections through working in various beauty salons, we intend to take advantage of such connections and locate beauty salons willing to carry our products. We believe that we can establish a name recognition within the beauty salons, enabling us to continue to expand our markets.

Competition

     Intense competition could reduce our market share when, and if, developed and harm our financial performance. Our market is competitive not only because the Internet has minimal barriers to entry, but also because we intend to compete directly with other companies in the traditional retail channel.

     First Impressions online store will compete against a number of retailers within different channels of distribution. Its competition includes
(1) traditional department stores and perfume retailers (2) nationally known discount perfume retailers that seek to purchase high-demand or limited-supply products, (3) websites maintained by online retailers of fragrance and fragrance products, such as jasmin.com, perfumania.com and ibeauty.com, (4) catalog retailers of fragrance and fragrance-related products and (5) Internet portals and online service providers that feature shopping services, such as America Online, Yahoo!, Excite and Lycos and (6) mass market retailers such as Wal-Mart.

     Online fragrance competitors consist of:

     (1)  Department stores' websites
     (2)  Specialty stores' websites
     (3) Companies with little name recognition or, in many cases, little access to capital and
     (4)  Mass Merchandisers

     Many  of  the  department stores and mass merchandisers  carry  tens  of thousands of different items and the Company believes that at its current financial position it cannot compete with these merchandisers. The department stores and specialty stores sell products using full retail price models. The e-tailers that are fragrance and beauty sites such as Jasmin.com, Ashford.com, ibeauty, etc. are also full retail models and include cosmetics as a major component of their product mix. First Impressions believes that it must create a rapidly emerging brand-name, established industry relationships, convenient shopping experience, extensive product selection and competitively priced products.

Product Development

     Our  success  is  dependent  on  our  keeping  pace  with  advances   in
technology. If we are unable to keep pace with advances in technology, consumers may not purchase from our website.

     The Internet and online commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our website and technology obsolete. If we are unable to adapt to changing technologies, our business could be harmed. Our performance will depend, in part, on our ability to continue to develop our services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our website and other proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our website or other proprietary technology to customer requirements or to emerging industry standards. New services or features that we introduce on our website may contain errors, and we may need to modify the design of these services and features to correct errors. If customers encounter difficulty with or do not accept new services or features, they may buy from our competitors and we may not generate sales or our sales may decline.

Intellectual Property

     The Company's intellectual property consists of: (a) the "License, Fragrance Technology, and Distribution Agreement" with Desert Health Products, (b) proprietary and confidential information, trade secrets and know how, (c) data compilations and collections and technical data, (d) logos, trade names, trademarks and service marks, and (e) domain names, web addresses and sites.

     On October 18, 2000 the Company executed the "License, Fragrance Technology, and Distribution Agreement" (the "Agreement") with Desert Health Products, Inc., (DHPI) a publicly traded company located at 8821 E. Evans Rd., Scottsdale, Arizona. Under the terms and conditions of the Agreement, DHPI being a producer of various types of vitamins, fragrances, and other cosmetic products, has agreed to license, manufacture and ship a fragrance line for the Company.

     We regard the protection of copyrights, service marks, trademarks, and trade secrets as critical to our future success and will rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. We intend to enter into confidentiality and invention assignment agreements with our employees and contractors and plan to enter into nondisclosure agreements with our key suppliers and strategic partners in order to limit access to and disclosure of our proprietary information. These contractual arrangements or the other steps taken by us to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. We plan to pursue the registration of our trademarks and service marks in the United States. We have not pursued international protection of our intellectual property. As we expand our business internationally, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which we may do business. We also intend to rely on certain technologies that we may license from third parties, including the suppliers of the operating systems and financial and reporting systems for our business. These third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could negatively impact our business, results of operations and financial condition.

     To date, we have not been notified that our technologies infringe on the proprietary rights of third parties. Third parties may, in the future, claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could impair our business, financial condition and results of operations.

Personnel

     First Impressions employs one person, Tammy Kraft, the sole Officer and Director of the Company, on a part-time basis. Ms. Kraft anticipates spending no more than ten hours per month on company business until such time as the Website is operational, at which time a decision will be made for Ms. Kraft to become a full time employee or to hire full time management for First Impressions.

Risks

Management may not be able to perfect its business plan within the time frame established, if at all.

     While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Our results are substantially dependent upon the acceptance of our fragrance in the marketplace. In the event the fragrance is not accepted, after diligent marketing attempts, we will be faced with the development of new fragrances. This development of new fragrances will take time and money. Our ability to obtain funds and develop new fragrances within the time frames of our business plan, may be delayed, resulting in a loss of revenues.

We may not compete successfully in our industry.

     Despite Management's belief that we can effectively compete because of our intended emphasis as an online retailer and distributor of fragrances, fragrance related products and bath and body products, First Impressions' ability to succeed will depend upon a number of factors, including its ability to secure funding, assemble a large amount of text and visual data needed for product viewing and selection, develop its website quickly enough to encourage users to increase time spent at the site, and convince advertisers to sponsor and maintain ongoing funding of the site.

We are significantly dependent on the Internet as a marketplace for our products.

     First Impressions' viability is substantially dependent upon the widespread acceptance and use of the Internet. The Internet has experienced, and is expected to continue to experience, growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for online retailers. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet. The failure to resolve critical issues concerning use of the Internet, the failure of the necessary infrastructure to develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a viable medium would have the effect of a reduction of cash flows which in turn would negatively disrupt our business operations and negatively impact our financial condition.

We are significantly dependent on our sole officer and director, who have limited experience. The loss or unavailability to First Impressions of Ms. Kraft's services would have an adverse effect on our business, operations, and prospects.

     Our performance and future operating results are substantially dependent on the continued service and performance of our current Management. First Impressions intends to hire a relatively small number of additional technical and marketing personnel in the next year. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our essential employees or that we will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of First Impressions' current Management or the inability to attract and retain the necessary technical, and marketing personnel could prevent us from continuing our business.

     The current officer, Mrs. Tammy Kraft, is the sole officer and director of First Impressions and has control in directing the activities of the Company. She is involved in other business activities and may, in the future, become involved in additional business opportunities. Mrs. Kraft has been a licensed cosmetologist since 1990, and currently owns a licensed beautician business named Hikaru Salon. If a specific business opportunity becomes available, Mrs. Kraft may face a conflict of interest. The Company has not formulated a plan to resolve any conflicts that may arise. While First Impressions and our sole officer and director have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, she has verbally agreed to limit her roles in all other business activities to roles of passive investor and devote full time services to First Impressions once our website is operational and the company is sufficiently capitalized.

We are a development stage company organized in October 2000 and have no operating history, which makes an evaluation of us extremely difficult. At this stage of our business operations, even with our good faith efforts, potential investors have a high probability of losing their investment.

  While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Investors in First Impressions should be particularly aware of development or the inherent risks associated with our planned Internet business. These risks include a lack of a proven market for First Impressions' website, lack of equity funding, the start up status of the Company and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Management has no liquidation plans should First Impressions be unable to receive funding. Should we be unable to implement our business plan, Management would investigate all options available to retain value for the stockholders. Among the options that would be considered are:

*    acquisition of another product or technology,
* or a merger or acquisition of another business entity that has revenue and/or long-term growth potential.

  However, there are no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.

  At  this  time,  the  Company  is conceptually designing  its  website  and contacting Internet advertising vendors. Our Website, when complete is intended to include substantial content such as photographs of each item offered, and detailed product information to provide our customers with a convenient and enjoyable shopping experience. In addition, the site will implement a significant array of site management, search, customer interaction and distribution services and systems that we will use to process customer orders and payments. These services and systems will use a combination of our own software, and commercially available software. These software applications are being designed to manage the process of accepting, authorizing and charging customer credit card orders with an address verification and approval system.

Our auditor's report reflects the fact that without the realization of additional capital, it would be unlikely for us to continue as a going concern.

     As a result of our deficiency in working capital at January 15, 2002 and other factors, our auditors have included a paragraph in their report regarding substantial doubt about our ability to continue as a going concern. Our plans in this regard are to seek additional funding in the future, although no firm discussions have taken place in this regard.

ITEM 2

                              PLAN OF OPERATION

     The Company's current cash balance as of January 15, 2002 is $28,953. Management believes the current cash balance is sufficient to fund the current minimum level of operations through January, 2003, however, in order to advance the Company's business plan the Company must raise additional capital through the sale of equity securities. Management has continued to avoid incurring substantial obligations to the Company pending the final choice selection of product to place on the Internet. Once the product has been selected and the Website complete, the Company's costs will increase as a function of the advertising required to bring in business. The plan of management is to increase advertising costs in direct proportion to sales, advertising dollars coming into the Company, and equity capital raised by the Company in the future. In the event any of the above do not happen in a timely fashion, management is prepared to slow the expenditures of advertising costs so that the Company can sustain itself until January 2003. To date, the Company has sold $30,000 in equity securities and used approximately $1,500 to repay a note. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

     We have prepared our financial statements assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As a result of our development stage and our incurring start up costs and expenses, the Company has incurred accumulated net loses from October 18, 2000 (inception) through the period ended January 15, 2002 of $16,047. As a result of these losses our auditor has reflected our "Going Concern" in Note 4 of our audited financial statements.

     Management has made initial progress in implementing its business plan by commencing design of its website. First Impressions intends to use its initial equity capital to fund First Impressions' initial business plan during the next twelve months, as cash flow from sales is not estimated to begin until year two of its business plan. Our initial business plan during the next twelve months includes the expenditure of $27,000 from cash currently available to:

* complete the selection and design of graphic packaging materials (cost of approximately $3,500,
*    cover legal and accounting fees ($2000)
* selection of our final fragrance and initial products to be produced and marketed (no costs associated),
* deposit money paid to Desert Health Products for our initial inventory of products ($7,000),
*    complete the design of our Website ($10,000), and
*    pay the initial advertising costs associated with the Website ($5,000).

     First Impressions will face considerable risk in each of its business plan steps, such as difficulty of hiring competent personnel within its budget, longer than anticipated website programming, and a shortfall of funding due to First Impressions' inability to raise capital in the equity securities market. If no funding is received during the next twelve months, First Impressions will be forced to rely on its existing cash in the bank. In such a restricted cash flow scenario, First Impressions would be unable to complete all business plan steps, and would, instead, delay all cash intensive activities. Primarily the cash intensive activities include full time management and significant advertising dollars. First Impressions will not be increasing management or incurring any equipment expenses until additional dollars are available either through equity or revenues.

      In the event equity or revenues are available to advance the business plan to the next step, which amount would be approximately $100,000, then in that event our current president would become operational on a full time basis or we would bring in full time management. Additionally, approximately $50,000 would be spent on advertising to assist in building up the revenues.

      Phase three of the business plan would include hiring additional personnel, spending additional dollars on advertising, updating the Website software where required for increase sales volumes, and covering additional accounting and legal fees.

ITEM 3

                           DESCRIPTION OF PROPERTY

     First Impressions' principal executive office address is 1601 E. Flamingo Road, Suite 18B, Las Vegas, Nevada 89119. The lease commenced on the 18th day of October, 2000 and continues on a month to month basis at the rate of $25 per month. The lease amount for each year is prepaid annually in advance. Management considers First Impressions' current principal office space arrangement adequate until such time as the Company begins hiring new employees per its business plan.

ITEM 4

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major stockholders as well as those who own beneficially more than five percent of First Impressions' common stock.

         Name of Beneficial Owner(1)                Number         Percent
                                                  of Shares       Ownership
Tammy Kraft(2)                                      5,000,000             25%
1601 E. Flamingo Rd, #18B
Las Vegas, Nevada  89119

Shearson Barney Equity Fund                         5,000,000             25%
2332 Villandry Court
Henderson, Nevada 89074

Titanium Financial Fund                             5,000,000             25%
2620 So. Maryland Pkwy #195
Las Vegas, Nevada 89109
All Directors & Officers as a Group                 5,000,000             25%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2) On October 18, 2000, Mrs. Kraft, pursuant to a written employment agreement, was issued 5,000,000 (post split) common shares at par value as additional assistance in the formation of the Company.

ITEM 5

        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     The sole member of the Board of Directors of First Impressions, Tammy Kraft, serves until the next annual meeting of stockholders, or until her successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of First Impressions is as follows:

Name                      Age      Title
Tammy Kraft               38       President, Director, Secretary, Treasurer

Duties, Responsibilities and Experience

     Tammy Kraft. Tammy Kraft has held the position of President, Secretary, Treasurer, and Director of the Company from inception. Since 1995 Mrs. Kraft has held a position as technician in the cosmetic and hair salon industry. During her spare time Mrs. Kraft has concentrated her efforts on computers and the Internet, with a focus on e-Commerce.

     Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

     No  Executive  Officer  or Director of First Impressions  has  been  the subject of any Order, Judgment, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him/her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

     No Executive Officer or Director of First Impressions has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

     No Executive Officer or Director of First Impressions is the subject of any pending legal proceedings.

ITEM 6

                           EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation of First Impressions' executive officer and director during each of the fiscal years since inception of First Impressions. Additionally, the only other compensation received by the executive officer was a bonus of $3,000 and 5,000,000 shares, post split, of founders stock.

Summary Compensation Table
                                                          Long Term
                        Annual Compensation             Compensation
  Name and
 Principal         Salary          Other Annual  Restricted
  Position   Year    (1)    Bonus  Compensation    stock     Options  Others
Tammy Kraft
President    2000   $1,250  $3,000                5,000,000
                                                    (2)
             2001  $1,769

(1)  Based upon a 3 month period at $500 per month.
(2) Reflects a 100:1 forward split which was approved by the Board of Directors on January 10, 2002.

ITEM 7

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreement

     On October 18, 2000 the Company entered into an written agreement with Tammy Kraft wherein Mrs. Kraft would receive a six month employment contract, for $500 per month concurrent with her contribution into the Company of her intellectual property rights pertaining to the concept of marketing and distributing the Company's fragrance through the Internet. The intellectual property rights consisted of the conceptual idea of marketing a fragrance line of beauty care products through the hair salons and over the Internet, which concepts were developed by Mrs. Kraft while attending her numerous educational courses on beauty care products. Additionally, Mrs. Kraft, concurrent with the formation of First Impressions provided First Impressions with the agreement with Desert Health Products, which agreement was also executed on the 18th of October 2000. Mrs. Kraft received 5,000,000 shares of common stock, in First Impressions for assistance in the corporate formation, which shares were valued at $5,000 by Titanium Financial Fund and Shearson Barney Equity Fund, which entities purchased 5,000,000 shares of common stock for $5,000 each. In addition, Mrs. Kraft was given a signing bonus of $3,000 concurrent with her executing the employment agreement.

Stockholder Lock Up Agreement

      First Impressions, its officer and director (Tammy Kraft), Shearson Barney Equity Fund and Titanium Financial Fund agreed through a written lock up agreement, dated October 28, 2000, to lock up all of their respective shares for a period of twelve (12) months. The lock up agreement expired on October 28, 2001. The lock up agreement was implemented under the request of the Securities Division for the State of Nevada as one of the requirements for registering the Regulation D 504 offering with the Nevada State Securities Division.

ITEM 8

                          DESCRIPTION OF SECURITIES

Common Stock

     First Impressions Amended Articles of Incorporation authorizes the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which 20,000,000 shares, post split, were outstanding as of the date of this 10-SB. On January 10, 2002, stockholders of First Impressions voted to increase the authorized shares of common stock from 20,000,000 common shares to 50,000,000, in addition to voting on a 100:1 forward split of all existing shares. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available. In the event of a liquidation, dissolution or winding up of First Impressions, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase First Impression's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Preferred Stock

     First Impression's Articles of Incorporation also authorizes the issuance of 5,000,000 shares of Preferred Stock, $.001 par value per share, of which there were no shares outstanding as of the date of this 10-SB.
     On January 10, 2002 the board of directors of First Impressions voted on a 100:1 stock split for purposes of providing First Impressions with a lower value per share stock price based upon its current financial position.
     PART II

ITEM 1

  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER
                             SHAREHOLDER MATTERS

     The Company plans to file for quotation on the OTC:BB, which is sponsored by the National Association of Securities Dealers (NASD). The OTC:BB is a network of security dealers who buy and sell stock. The dealers are connected by a computer network, which provides information on current "bids" and "asks" as well as volume information.

     As  of  the  date  of this filing, there is no public market  for  First
Impressions securities. As of January 15, 2002, First Impressions had forty stockholders of record. First Impressions paid no cash dividends. First Impressions has no outstanding options. We have no plans to register any of our securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2

                              LEGAL PROCEEDINGS

     First Impressions is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

ITEM 3

   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING CONTROL AND
                            FINANCIAL DISCLOSURE

     In 2002, we engaged the services of G. Brad Beckstead, CPA of Las Vegas, Nevada, to provide an audit of our Balance Sheet of First Impressions for the years ended December 31, 2001 and 2000 and the period ended January 15, 2002, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended December 31, 2001 and 2000, the period ended January 15, 2002, and the period October 18, 2000 (inception) to January 15, 2002. We have no disagreements with our auditor through the date of this filing.

ITEM 4

                   RECENT SALES OF UNREGISTERED SECURITIES

     On October 18, 2000 we entered into an agreement with Tammy Kraft wherein Mrs. Kraft would receive a six month employment contract, for $500 per month concurrent with her contribution into the Company of her intellectual property rights pertaining to the concept of marketing and distributing the Company's fragrance through the Internet. Mrs. Kraft received 5,000,000 (post split) shares of common stock in First Impressions for assistance in the corporate formation. The shares were deemed to have been issued pursuant to an exemption provided by 4(2) of the Securities Act of 1933, which exempts from registration "transactions by an issuer not involving any public offering." In addition, Mrs. Kraft was given a signing bonus of $3,000 concurrent with her executing the employment agreement.

     On October 18th, 2000 the Company issued 5,000,000 (post split) shares of its common stock to Shearson Barney Equity Fund at $0.001 per share, and 5,000,000 (post split) shares of its common stock to Titanium Financial Fund at $0.001 per share. These shares were issued pursuant to an exemption provided under 4(2) of the Securities Act of 1933. Shearson Barney Equity Fund and Titanium Financial Fund are both private investment funds. Mrs. Kraft has no interest in either Shearson Barney Equity Fund of Titanium Financial Fund.

     From the period of January 4, 2001 and January 4, 2002 the Company offered and sold 50,000 shares at $0.60 per share (5,000,000 post split), to non-affiliated investors. The Company relied upon Regulation D 504 of the Securities Act of 1933, as amended (the "Act") and registered the offering with the State of Nevada under NRS 90.490. Each prospective investor was given a prospectus designed to disclose all material aspects of an investment in First Impressions, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts.

     Under the Securities Act of 1933, all sales of an issuers's securities or by a stockholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

     Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated stockholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated stockholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities and Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resales of restricted and control securities after a one year hold period, subject to certain volume limitations, and resales by non-affiliate holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

ITEM 5

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

     Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

PART F/S

     The audited Balance Sheets of First Impressions for the years ended December 31, 2001 and 2000 and the period ended January 15, 2002, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended December 31, 2001 and 2000, the period ended January 15, 2002, and the period October 18, 2000 (inception) to January 15, 2002 and related notes which are included in this filing have been examined by G. Brad Beckstead, CPA, and have been so included in reliance upon the opinion of such accountant given upon their authority as an expert in auditing and accounting.

                              TABLE OF CONTENTS
                                                                         PAGE
INDEPENDENT AUDITORS' REPORT                                             F-1

BALANCE SHEET                                                            F-2

STATEMENT OF OPERATIONS                                                  F-3

STATEMENT OF STOCKHOLDERS' EQUITY                                        F-4

STATEMENT OF CASH FLOWS                                                  F-5

NOTES TO FINANCIAL STATEMENTS                                     F-6 - F-10

G. BRAD BECKSTEAD
Certified Public Accountant
                                                          330 E. Warm Springs
                                                          Las Vegas, NV 89119
                                                                 702.257.1984
                                                             702.362.0540 fax

                        INDEPENDENT AUDITOR'S REPORT

February 8, 2002

Board of Directors
First Impressions
Las Vegas, NV

I have audited the Balance Sheets of First Impressions (the "Company") (A Development Stage Company), for the years ended December 31, 2001 and 2000 and the period ended January 15, 2002, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended December 31, 2001 and 2000, the period ended January 15, 2002 and the period October 18, 2000 (inception) to January 15, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Impressions (A Development Stage Company), for the years ended December 31, 2001 and 2000 and the period ended January 15, 2002, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years ended December 31, 2001 and 2000, the period ended January 15, 2002 and the period October 18, 2000 (inception) to January 15, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not
include  any  adjustments  that  might  result  from  the  outcome  of   this
uncertainty.

G. Brad Beckstead, CPA

                              FIRST IMPRESSIONS
                        (A Development Stage Company)
                                BALANCE SHEET

                                        January 15,       December 31,
                                           2002
                                                       2001         2000
ASSETS

CURRENT ASSETS
     Cash                                $   28,953  $    9,753 $      2,920
                                         ----------  ---------- ------------
     TOTAL CURRENT ASSETS                    28,953       9,753        2,920
                                         ----------  ---------- ------------
                                         $   28,953  $    9,753 $      2,920
                                         ==========  ========== ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Payroll liabilities                $        0  $        0 $        769
     Note payable                                 0       1,500            0
                                         ----------  ---------- ------------
     TOTAL CURRENT LIABILITIES                    0       1,500          769
                                         ----------  ---------- ------------
STOCKHOLDERS' EQUITY

   Preferred stock, $.001 par value
   authorized 5,000,000; no shares
   issued and outstanding as of
1/15/02, 12/31/01
   and 12/31/00 respectively                      0           0            0

   Common stock, $.001 par value,
   authorized 50,000,000 shares;
   20,000,000, 16,550,000 and
15,000,000 shares
   issued and outstanding as of
1/15/02, 12/31/01
   and 12/31/00 respectively                 20,000         165          150

Additional paid-in capital                   29,481      28,366       14,850

(Deficit) accumulated during
development stage                          (20,528)    (20,278)     (12,849)
                                         ----------  ---------- ------------
     TOTAL STOCKHOLDER'S EQUITY              28,953       8,253        2,151
                                         ----------  ---------- ------------
                                         $   28,953  $    9,753 $      2,920
                                         ==========  ========== ============

  The accompanying notes are an integral part of these financial statements

                              FIRST IMPRESSIONS
                        (A Development Stage Company)

                           STATEMENT OF OPERATIONS


                                                                    For the
                                                                    Period
                             For the      For the   For the Year  October 18,
                             Period     Year Ended      Ended        2000,
                              Ended      December   December 31,  (Inception)
                           January 15,      31,         2000      to January
                              2002         2001                    15, 2002
Revenue                    $         0   $        0  $         0  $         0
                           -----------   ----------  -----------  -----------
EXPENSES
General and
Administrative                       0        3,198       12,849       16,047
Officer services                   250        4,231            0        4,481
                           -----------   ----------  -----------  -----------
TOTAL EXPENSES                     250        7,429       12,849       20,528
                           -----------   ----------  -----------  -----------
NET (LOSS)                 $       250   $  (7,429)  $  (12,849)  $  (20,528)
                           ===========   ==========  ===========  ===========
Net (loss)
per weighted shares-basic
and fully diluted          $     (.00)   $    (.00)  $     (.00)
                           ===========   ==========  ===========
Weighted average
number of common
shares outstanding
basic and fully diluted     20,000,000   16,550,000   15,000,000
                           ===========   ==========   ==========

  The accompanying notes are an integral part of these financial statements

                              FIRST IMPRESSIONS
                        (A Development Stage Company)
              October 18, 2000, (Inception) to January 15, 2002


                      STATEMENT OF STOCKHOLDERS' EQUITY

                                                    (Deficit)
                                                   accumulated
                                       Additional    during        Total
                      Common Stock       paid-in   development Stockholders'
                    Shares    Amount     Capital      stage       Equity
                   ----------  ------- ----------  ----------- -------------
October 18, 2000
Shares issued for
services             5,000,000 $    50  $    4,950 $         0 $       5,000

October 19, 2000
Shares issued for
cash                10,000,000     100       9,900                    10,000

Net (loss)
October 18, 2000
(Inception) to
December 31, 2000                                     (12,849)      (12,849)
                    ---------- -------  ---------- ----------- -------------
Balance
December 31, 2000   15,000,000     150      14,850    (12,849)         2,151

Shares issued for
cash                 1,550,000      15        9285                     9,300

Donated services                             4,231                     4,231

Net loss
December 31, 2001                                      (7,429)       (7,429)
                    ---------- -------  ---------- ----------- -------------
Balance
December 31, 2001   16,550,000     165      28,366    (20,278)         8,253

Shares issued for
cash                 3,450,000      35      20,665                    20,700

Donated services                               250                       250

January 10, 2002
recapitalization
adjustment
to additional paid-
in-capital                      19,800    (19,800)                         0

Net loss
January 15, 2002                                         (250)         (250)
                    ---------- -------  ---------- ----------- -------------
Balance
January 15, 2002    20,000,000 $20,000  $   29,481 $  (20,528) $      28,953
                      ======== =======  ========== =========== =============

  The accompanying notes are an integral part of these financial statements


                              FIRST IMPRESSIONS
                        (A Development Stage Company)
                           STATEMENT OF CASH FLOWS


                                                                  For the
                                For the    For the   For the      Period
                                Period       Year   Year Ended  October 18,
                                 Ended      Ended    December      2000,
                                January    December    31,      (Inception)
                                  15,        31,       2000     to January
                                 2002        2001                15, 2002
Cash Flows from
Operating Activities
  Net loss                     $   (250)   $(7,429)  $(12,849)   $  (16,047)
  Shares issued for services           0          0      5,000         5,000
  Donated services                   250      4,231          0             0

  Adjustment to reconcile
  net loss to net cash
  used by operations
     Note Payable                (1,500)      1,500          0             0
     Payroll Liabilities               0      (769)        769             0
                               ---------   --------  ---------   -----------
Net cash used in
operating activities             (1,500)    (2,467)    (7,080)      (11,047)

Cash Flows from
Investing Activities                   0          0          0             0

Cash Flows from
Financing Activities
  Issuance of common stock        20,700      9,300     10,000        40,000
                               ---------   --------  ---------   -----------
Net increase in cash              19,200      6,833      2,920        28,953

Cash,
beginning of period                9,753      2,920          0             0
                               ---------   --------  ---------   -----------
Cash,
end of period                  $  28,953   $  9,753  $   2,920   $    28,953
                               =========   ========  =========    ==========

  The accompanying notes are an integral part of these financial statements

                              FIRST IMPRESSIONS
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Organization
The Company was organized October 18, 2000 (Date of Inception) under the laws of the State of Nevada, as First Impressions. The Company has not commenced significant operations and, in accordance with SFAS #7, the Company is considered a development stage company.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents
For the purpose of the statements of cash flows, all highly liquid investments with original maturity of three months or less are considered to be cash equivalents.

Revenue recognition
Sales and related cost of sales are generally recognized upon shipment of products. Cost of goods sold generally represents the cost of items sold and the related shipping and selling expenses.

Advertising Costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses as of December 31, 2000, December 31, 2001 or January 15, 2002.

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2000, December 31, 2001 and January 15, 2002. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets
Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2000, December 31, 2001 or January 15, 2002.

                              FIRST IMPRESSIONS
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

Stock-Based Compensation:
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Earnings per share
The Company follows Statement of Financial Accounting Standards No. 128. "Earnings Per Share" ("SFAS No. 128"). Basic earning per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti- dilutive they are not considered in the computation.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

                              FIRST IMPRESSIONS
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

Recent pronouncements
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company has adopted a FAS No. 133 and there is no material effect on the company's financials for the years ended December 31, 2001 and 2000 and the period ended January 15, 2002.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.

Note 2 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

There is no provision for income taxes for the period ended January 15, 2002. The Company's total deferred tax asset as of January 15, 2002 is as follows:

                                       For the    For the Year For the Year
                                    Period Ended      Ended        Ended
                                     January 15,  December 31, December 31,
                                        2002          2001         2000
                                    ------------- ------------ ------------
Net operation loss carry forward   $       (250)  $    (7,429)  $   (12,894)
Valuation allowance                          250         7,429        12,894
                                   -------------  ------------  ------------
Net deferred tax asset             $           0  $          0  $          0
                                   =============  ============  ============

                              FIRST IMPRESSIONS
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

Note 3 - Stockholder's equity

Common Stock

The authorized common stock of the corporation consists of 50,000,000 shares with a par value $.001 per share.

On January 10, 2002, the Company approved a forward stock split on the basis of 100 for 1. All references to the number of shares issued and outstanding haven retroactively restated to reflect the forward split.

On October 18, 2000, the Company issued 5,000,000 shares of its $0.001 par value common stock for services valued at $5,000.00. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

On October 19, 2000, the Company issued 10,000,000 shares of its $0.001 par value common stock for $10,000.00 cash. The shares were deemed to have been issued pursuant to an exemption provided by Section 4(2) of the Act, which exempts from registration "transactions by an issuer not involving any public offering."

On January 4, 2002, the Company completed a public offerings that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated thereunder. The Company sold 5,000,000 shares of its $0.001 par value common stock at a price of $0.60 per share for a total amount raised of $30,000.

Preferred Stock

The authorized preferred stock of the corporation consists of 5,000,000 shares with a par value of $.001 per share.

Note 4 - Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. As noted above, the Company is in the development stage and, accordingly, has not yet generated revenues from operations. Since its inception, the Company has been engaged substantially in financing activities and developing its product line, incurring substantial costs and expenses. As a result, the Company incurred accumulated net losses from October 18, 2000 (inception) through the period ended January 15, 2002 of $(16,047). In addition, the Company's development activities since inception have been financially sustained by capital contributions.

                              FIRST IMPRESSIONS
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

Note 4 - Going concern (continued)

The  ability of the Company to continue as a going concern is dependent  upon its ability to raise additional capital from the sale of common stock and, ultimately, the achievement of significant operating revenues. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to recover the value of its assets or satisfy its liabilities.

Note 5 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 6 - Related party transactions

The Company neither owns nor leases any real or personal property. An officer of the Company donated services at $50 an hour for 10 hours per month for a total of $500 per month. The total services donated as of December 31, 2001 were $4,231 and the total as of January 15, 2002 were $250. Both amounts have been expensed accordingly.

The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

PART III
                                  EXHIBITS

Exhibit 2        Plan of acquisition, reorganization or liquidation    None
Exhibit 3(i)(a)  Articles of Incorporation                         Included
Exhibit 3(i)(b)  Amended Articles of Incorporation                 Included
Exhibit 3(ii)    Bylaws                                            Included
Exhibit 4        Instruments defining the rights of holders        Included
Exhibit 4(a)     Articles of Incorporation                         Included
Exhibit 4(b)     Amended Articles of Incorporation                 Included
Exhibit 4(c)     Bylaws                                            Included
Exhibit 9        Voting Trust Agreement                                None
Exhibit 10-1     Property Lease                                    Included
Exhibit 10-2     License, Fragrance Technology, and Distribution
                 Agreement                                         Included
Exhibit 10-3     Key Employment Agreement                          Included
Exhibit 11       Statement re: computation of per
                 share earnings                        See Financial Stmts.
Exhibit 16       Letter on change of certifying accountant             None
Exhibit 21       Subsidiaries of the registrant                        None
Exhibit 23       Consent of Auditors                               Included
Exhibit 24       Power of Attorney                                     None

                                 SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on April 22, 2002


FIRST IMPRESSIONS

Signature              Title                           Date

/s/ Tammy Kraft        President                       April 22, 2002
Tammy Kraft

/s/ Tammy Kraft        Sole Director                   April 22, 2002
Tammy Kraft

/s/ Tammy Kraft        Principal Executive Officer     April 22, 2002
Tammy Kraft

/s/ Tammy Kraft        Principal Financial Officer     April 22, 2002
Tammy Kraft

/s/ Tammy Kraft        Principal Accounting Officer    April 22, 2002
Tammy Kraft